

May 10, 2013

Via Email
Mr. Eric Elzvik
Chief Financial Officer
ABB Ltd.
Affolternstrasse 44
CH-8050 Zurich
Switzerland

      **Re: ABB Ltd.
              Form 20-F for the Fiscal Year Ended December 31, 2012
              Filed March 14, 2013
              File No. 001-16429**

Dear Mr. Elzvik:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2012

Item 5. Operating and Financial Review Prospects, page 32

Performance Measures, pages 46-70

1.   We note that your segment measures of operational revenues and operational EBITDA on pages 58 to 70 are not reconciled to the directly comparable GAAP measures in your financial statements but instead are reconciled to other measures included in the tables on pages 51 and 55, which are not identified as segment performance measures. Instead, these measures appear to result from the format in which you present the reconciliations.

- Please tell us how you considered whether this presentation creates non-GAAP measures for each of the segments that you should identify as such and for which you should provide the disclosures required by Item 10 (e) of Regulation S-K.

- Tell us why the Revenues and EBIT amounts in the tables on pages 58 to 70 are labeled "as per financial statements" when the amounts are not presented on your financial statements.

- Consistent with our comments on Note 23 to your financial statements, please revise this section in future filings to also present clear reconciliations that are consistent with ASC 280-10-50.

Financial Statements

Consolidated Income Statements, page F-5

2.   Please tell us how the caption "earnings before interest and taxes" in your income statements is consistent with the guidance in Rule 5-03 of Regulation S-X. Clarify for us the nature of and your reasons for presenting "earnings before interest and taxes" and tell us how the amounts presented here differ from "income from operations."

Note 23 – Operating Segment and Geographic Data, page F-83

3.   We note you have presented several complex reconciliations in this note. Please address the following:

- Explain to us how your reconciliations of the measures you use to evaluate segment performance – Operational EBITDA and Operational EBITDA margin – to your consolidated results are consistent with the guidance in ASC 280-10-50-30 (a) and (b), which calls for reconciling (i) the total of the reportable segments' revenues to your consolidated revenues; and (ii) the total of the reportable segments' measures of profit or loss to your consolidated income before income taxes, extraordinary items, and discontinued operations.

- Tell us why you presented "total revenues" and "EBIT" for each segment in the tables on pages F-86 to F-88, and explain what these amounts represent and how the amounts are used.

- If, as it appears, you have provided these segment measures only for the purpose of reconciling to the consolidated financial statements, explain why this would be appropriate pursuant to ASC 280-10-50.

- Since you disclose on page F-84 that management evaluates segment performance before the effects of certain transactions, such as - unrealized gains and losses on derivatives, foreign exchange, acquisition related expenses, etc., please explain why you present these excluded amounts by segment as part of your reconciliation tables.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640, or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief